UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Announces Institutional Investors to Acquire Bain Capital’s Equity in the Company

•	HPS Investment Partners, GIC and Farallon to invest independently in Atento
•	Participation reflects confidence in Atento’s Three Horizon Plan, a three-year strategic plan to establish a stronger, more profitable growth path to enhance stakeholder value

NEW YORK, May 7th, 2020 – Atento S.A. (NYSE: ATTO, “Atento” or “Company”), the leading provider of customer relationship management and business process outsourcing services (CRM / BPO) in Latin America and one of the top five providers worldwide, today announced arrangements to facilitate HPS Investment Partners, LLC (“HPS”), GIC , and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of shares of the Company currently held indirectly by Bain Capital in exchange for notes currently held by these Institutional Investors (the “Transaction”).

Carlos López-Abadía, Atento’s Chief Executive Officer, said: “At Atento, we are leading the next generation of customer experience services by combining the power of technology and the human touch. Each of the new investors in Atento shares our vision to establish a stronger platform from which to accelerate the development and expansion of innovative digital solutions that will significantly enhance Atento’s growing portfolio of high-value voice, integrated multichannel and back office services. Our mission over the long term continues to be increasing shareholder value by effectively capitalizing on the emerging digital opportunities in CRM-BPO. I would like to take this opportunity to thank Bain Capital for all of their support and hard work over the years.”

Thomas Iannotti, Atento Lead Director added: “We are delighted to have these leading global investment firms as Atento shareholders and HPS, GIC and Farallon as board members and look forward to benefitting from their strategic thinking and leadership. Their investment demonstrates a commitment to supporting our ambitious transformation plan and their confidence in Atento’s considerable long-term potential.”

“We have long admired Atento as the leading CRM/BPO provider in Latin America,” said Daniel Goldberg, Managing Partner of Farallon Latin America Investimentos Ltda. “Farallon is pleased to support the Company as it builds an exciting array of next-generation services and capabilities.”

At the end of 2019, Atento’s senior management team presented its Three Horizon Plan, a three-year strategic plan to place Atento at the forefront of transforming the customer experience in the Americas. The plan consists of three main pillars:

1. Implement Operational Improvements: develop a range of initiatives to accelerate the transformation of Atento’s core operations, from driving sales and operational excellence to optimizing indirect costs.

2. Accelerate the Build-out of a Next Generation Services Portfolio and Enhanced Digital Capabilities: create a set of strategic initiatives to accelerate the development and expansion of Atento’s value offering, with a focus on three next generation service lines (High-value voice, Integrated multichannel and Automated back office) and four next generation capabilities (AI/Cognitive, Analytics, Automation/RPA and CX consulting), combined with the implementation of new methodologies for product development and go-to-market processes.

1

3. Pursue New Growth Avenues: build upon stronger foundations to unlock and drive new growth by accelerating the Company’s penetration into higher-growth and higher-margin verticals and by expanding in the US market. As part of Atento’s strategic plan, and to help drive the plan’s execution and remain among the world’s best places to work, Atento is advancing the digital transformation of its human resources operations, including the reskilling of some traditional call center agents as programmers.

To ensure the advancement of the Three Horizon Plan, Atento implemented a series of measures to mitigate the risk posed by the COVID-19 epidemic, including the implementation of strict health and safety procedures in accordance with WHO guidelines and those of local health authorities. In addition, to strengthen Atento’s cash position and balance sheet, the Company has been rationalizing capex and other expenses. With $160 million in total liquidity, Atento currently has the necessary financial resources to continue delivering customer services and solutions as well as effectively maintain health and safety procedures, including having over 60 thousand employees working at home.

About the Transaction

On May 6, 2020, a Share Transfer Agreement was signed by Bain Capital and the Institutional Investors, which are each investing independently, to transfer substantially all of Bain Capital’s shares in Atento owned by Atalaya Luxco Pikco S.C.A., an entity controlled by Bain Capital, in exchange for notes held by the Institutional Investors. The Share Transfer Agreement is subject to regulatory conditions, including antitrust approvals in Brazil and Mexico.

Atento has concurrently entered into a Director Nomination Agreement with each of HPS, GIC and Farallon individually, allowing each investor to propose candidates to be nominated to the Company’s Board of Directors, subject to shareholder approval. HPS will have the right to propose two directors, while GIC and Farallon will each have the right to propose one director. Also, HPS, GIC and Farallon have each agreed to certain transfer restrictions with regards to their Atento shares for a period of 24 months from the date of completion of the Transaction. Atento also entered into a Registration Rights Agreement with each of HPS, GIC and Farallon individually. The Director Nomination Agreements and Registration Rights Agreement will become effective on the completion of the Transaction. Atento will also terminate the existing Registration Rights Agreement with Atalaya Luxco Pikco S.C.A. effective on completion of the Transaction. Following the Transaction, Atento expects that HPS will hold approximately 25%, GIC 22% and Farallon 15% of the shares in the Company. The arrangements with these investors are intended to ensure that there are no impacts on Atento’s day-to-day business operations.

2

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. For more information visit www.atento.com

Investor Relations Shay Chor +55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have.  Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 6, 2020.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ José Antonio de Sousa Azevedo Name: José Antonio de Sousa Azevedo Title: Chief Financial Officer